EXHIBIT 99.1

U.S. Provisional Patent Application
Attorney Docket No. B1054.0001/1PV

TITLE

[0001]     Process for Cultivation and Harvesting of Algae, Including Use as a Source for Liquid Fuel Feedstocks

5	BACKGROUND OF THE DISCLOSURE
[0002] Biofuels can be obtained or produced from vegetable feedstocks and used an alternative to fossil fuel. Others have proposed using a renewable crop such as soybean. Soybeans are grown in the United States and provide a good ratio of oil production per acre when compared to other vegetable types, such as corn. A disadvantage of using soybeans as
10	a biofuel feedstock, is the effect that biofuel production could have on the soybean market. For example, making only 60,000,000 gallons of biofuel annually from soybeans might not dramatically affect the market price of soybean, but if the production process were commercially successful and cost effective, it could lead to increased production, which could lead to increased demand and an increase in soybean prices, which could adversely
15	affect food prices and the prices of other goods made from soybeans, as well as increasing the cost of soybean-based biofuel production. Furthermore, increased soybean prices could lead to a shift in agricultural production toward increased soybean production and decreased production of other crops used for food and other non-fuel products. It would be desirable to produce substantial quantities of biofuels without these adverse effects.

20	[0003] Algae has been recognized as a potential source of biofuels. Algae can be produced on site and market demand for algae and products derived therefrom are not expected to significantly affect the price to the biofuel producer. While there have been quite a few enterprises which sold equipment to grow algae, many production techniques and apparatus have restrictions and limitations that limit the scale and economics of biofuel
25	production. In particular, there are obstacles regarding the acreage necessary to grow sufficient algae to support annual production of, for example, 60,000,000 gallons of algae-derived biofuels. Because algae multiplies autonomously and can be cultivated using raw materials having relatively low cost (or, potentially, negative cost, in that algae can consume solid, liquid, and gaseous waste products, thereby avoiding disposal costs), the potential of
30	algal production of biofuel products remains tantalizing.

[0004] The subject matter described herein overcomes, at least partially, some of the economic barriers to algal-based fuel production.

SUMMARY OF THE DISCLOSURE

[0005]

BRIEF DESCRIPTION OF THE SEVERAL VIEWS OF THE DRAWINGS

5	[0006] The foregoing summary, as well as the following detailed description of the invention, will be better understood when read in conjunction with the appended drawings. These drawings are included for the purpose of illustrating the disclosure. The disclosure is not limited to the precise arrangements and instrumentalities shown.
10	[0007] Figure 1 is a schematic diagram of one embodiment of the algal-based biofuel production technology described herein.

DETAILED DESCRIPTION

[0008] The disclosure relates to equipment for and methods of producing products useable as fuels and for other purposes from cultivated algae.

15	[0009] The subject matter described herein involves use of technologies previously developed by others, but combined in ways not previously contemplated. Known equipment and principles are used to enhance the growth potential of the algae plant.

[0010] Overview

20	[0011] An overview of the technology described herein is provided in Figure 1. Briefly summarized, an aqueous growth medium containing sufficient nutrients and carbon dioxide to support algal life, proliferation, and oil (lipid) production is provided at a monitored and/or controlled pH to a plurality of vertically-oriented tubular bioreactors having a light source within the lumen of the tubes. Following growth of algae within the bioreactors
25	(either from a starter culture provided with the medium or from algae already resident within the bioreactors), a portion of the contents of the reactors is withdrawn. Algae within the withdrawn portion are treated, for example using ultrasound, to render oil produced by the algae separable from the algal cells. The oil and cells are then separated from one another (e.g., by flotation/sedimentation or by centrifugation). Algal oil can be trans-
30	esterified to produce glycerol and "biodiesel," which is a mixture of long-chain fatty acid esters that can be used, either alone or mixed with petroleum-derived diesel fuel, as a fuel in diesel engines. Other products that are made in the process and can be collected include oxygen (a byproduct of algal photosynthesis) and an algal solids product that can be used to seed the process, as fertilizer, as a dry fuel, or for other purposes.

[0012] An important aspect of the subject matter described herein is that the equipment used in this process can be arranged very compactly. The compactness of the apparatus is
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attributable to several aspects. First, the bioreactor tubes are arranged substantially vertically, so they can be installed within a relatively small geometric "footprint," such as excess space at a power-generating facility. Second, the bioreactors contain the light source required for algal growth, so exposure to ambient sunlight is not required. Third, the process is modular, meaning that process streams from various parts of the process can be

10	directed to storage tanks or processed continuously, as space, operating conditions, and equipment availability permit.

[0013] The compactness, scalability, and modularity of the process and equipment described herein render the process suitable for installation in a wide variety of settings, particularly including settings in which algal nutrient (e.g., sewage or other waste water)
15	and/or carbon dioxide streams are economically available. Because the process consumes carbon dioxide, the process can be used both for biofuel production and carbon dioxide sequestration.

[0014] Description

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[0015]     Algae has been grown by others in tubes that allow light to pass through the outer wall to stimulate growth, much as the sun would stimulate algal growth in an open pond. The tubes were positioned horizontally which allowed for some positive product management but minimized the output per acre yield of the growth system. In the equipment and methods described herein, algae is cultivated in tubes oriented in a vertical

25	position (i.e., with the axis of the tube generally aligned with gravity; that is, generally perpendicular to the ground). This orientation of tubes facilitates algal cultivation at a much higher yield per acre, owing to as substantially increased tube density per acre.

[0016] Artificial light (i.e., other than solar radiation) can be provided to the bioreactors, which supplants the need for sunlight. Such artificial lighting can, for example be installed
30	down the center of the tubular reactors and provide a continuously-available light source allowing for continuous or intermittent algal growth, as desired . It has been found that, during continuous algal growth, the light source is necessary only 12.5% to 14.29% of the time. Provision of light during those time frames can maximize growth while minimizing energy usage. Furthermore, generation of light preferentially at wavelengths used by the algae can further limit energy consumption attributable to illumination. If the tubular bioreactors have reflective inner walls, reflection of light within the reactor can maximize

5	the effect of the tube lighting to its best potential. Fouling of light sources and reflector surfaces is a known problem in algal culture systems, and can be alleviated using known methods. For example brushes or other physical displacement devices can be used to wipe, scrape, abrade, or otherwise dislodge algae from these surfaces and reduce algae interference with illumination. By way of example, in tubular reactors, brushes can be
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actuated using a timed and motorized mechanism traverse the full length of the tube at intervals determined to eliminate loss of light and enhance growth potential. [0017]     Algae grows without human intervention almost everywhere on the planet that there is moisture and sunlight. The processes and apparatus described herein are intended to enhance the growth and potential harvest of algae oil, relative to natural or open-pond

15	growth of algae.

[0018] Growth of algae requires carbon dioxide, water, algae seed, and either sunlight or an alternative light source. Enhancing the growth of algae to increase the economic potential can be achieved by tweaking of each of the aforementioned by a combination of processes which individually would contribute to algal production but, employed in
20	combination, synergistically enhance algal production.

[0019] A first part: Carbon dioxide fed to the process is assessed by chemical analysis of the carbon dioxide being used in the process to insure that there are no other chemicals that could be harmful to the algae. Any such chemicals are removed or reduced to non-harmful levels. For example, a coal fired power generating plant could emit in addition to
25	carbon dioxide, sulfur, mercury or other chemicals which could harm or stunt the growth of algae. These emitters have, under regulation, installed scrubbers to clean their emissions limiting the content of other harmful chemicals. Carbon dioxide diverted or captured from such emitters (e.g., a power generating plant located around or adjacent the bioreactors), the carbon dioxide stream can be occasionally retested to determine if further scrubbing is
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necessary. The cost of this added process can be offset by the increased growth potential as well as the sale of the clean oxygen which can be exhausted from the algae growth system and marketed, for example to health and commercial industries.

[0020]     A second part: The infusion of waste water into the growth system. Common municipal waste water contains nitrates which if handled properly greatly enhances the growth potential of algae. It must, however, be monitored to insure that the acidic potential of the nitric acid is never reached as it would be very harmful to the algae seeds. This is

5	accomplished by monitoring the ph balance of the infused water and adding magnesium bicarbonate to maintain the appropriate ph level. The use of waste water greatly increases the commercial potential by dramatically increasing the algae production. The cost of monitoring the waste water content can be somewhat offset by the reduction in cost for the municipality to treat the waste water prior to disposal which should provide an economic
10	opportunity for the company.

[0021] The third part: Light is a necessary component of the algae growth system. Algae grows freely in sunlight, but does not substantially grow in continuous darkness. The infusion of a light source keeps the algae in a permanent growth cycle. LED lighting situated down the center (or the central portion) of a vertical tube can be used to provide
15	light to algae growing in the bioreactors described herein. Light intensity can be maintained by continuously or intermittently cleaning the surface of the lighting tube and the inner surface of the PVC tubing (if reflective), which bound the algal growth area of the bioreactor. Adherence of growing algae to these surfaces could dramatically shield the light rays from penetrating the algae culture and slow the growth cycle. Cleaning of the lighting
20	source and the inner surface of the PVC tubing can be accomplished, for example, by specifically fashioned brushes attached to pulleys by cable and mechanically pulled up and down inside the tube at regularly timed intervals.

[0022] A specific embodiment of this subject matter is now described.

25	[0023] Process / Production Plan

[0024] MAIN PRODUCTION PLATFORM - CULTIVATION: The platform will consist of units of seven tubes, approximately twenty feet high and 15 inches in diameter. Initially six modules (i.e., six sets of seven tubes) will be set up for the pilot facility. The modules will receive the water, nutrients and carbon dioxide to commence the growth
30	process at scheduled increments that would be staggered throughout the system. By carefully controlling the identity of the algal strain used and the growth conditions, cultivation times can be as little as 30-35 minutes or less.

[0025] Cultivation is continued until a desired quantity of algae and/or oil are produced. Cultivation times can be determined empirically and will vary, depending on numerous factors within the control of the operator including, for example, the identity of the algal strain, the composition of the growth medium, the composition of the carbon dioxide feed
5	stream, the pH of the growth medium, the temperature of the growth medium, the light intensity within the bioreactors, and the initial culture density of the algal strain.

[0026] HARVESTING: Harvesting of the algae is accomplished by removing 50% of the fluid contained in the clustered tubes. The remaining algae will multiply and refill the tubes when additional enriched water and carbon dioxide are introduced into the system.
10	The continuous light will cause the algae to believe that it is in constant sunlight and will therefore grow without slowing for darkness. The algae, water and other products will be pumped to the processing area outlined above. Harvesting can be performed in either up-flow or down-flow (referring to flow within the substantially vertically-oriented bioreactors) mode, and can be performed intermittently (e.g., 50% of contents removed at once) or
15	continuously.

[0027] EXTRACTION: The algae will be extracted and the cells of algae will be crushed (i.e., pulverized) by ultrasound to free the oil content of the cells. The resulting product will then separated by a centrifuge. Excess water will be re-circulated, as will any excess carbon dioxide. The centrifuge will separate the algae oil and the algae residue,
20	which will become algae cake, and oxygen.

[0028] Algae oil can be processed, using any of a wide variety of known techniques, to produce fuels suitable for various purposes. For example, the oil can be transesterified to produce glycerol and long-chain fatty acid esters suitable for use as or in diesel fuel.

25	[0029] The disclosure of every patent, patent application, and publication cited herein is hereby incorporated herein by reference in its entirety.

[0030] While the subject matter has been disclosed herein with reference to specific embodiments, it is apparent that other embodiments and variations of this subject matter can be devised by others skilled in the art without departing from the true spirit and scope of the subject matter. The appended claims include all such embodiments and equivalent
30	variations.

CLAIMS

What is claimed is:

	1.	The process and apparatus as substantially described herein.
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	2.	A process for producing an algal oil, the process comprising combining carbon dioxide, water, and other nutrients required for lipid production by an algal strain to form a growth medium, providing a growth medium and an algal strain to a plurality of substantially vertically-oriented substantially-tubular bioreactors, each having a light source disposed in
10		the lumen thereof, illuminating the contents of the bioreactors for a time sufficient to effect lipid production by the algal strain, withdrawing a portion of the contents of the bioreactors, subjecting the portion to ultrasound treatment sufficient to rupture at least some cells of the algal strain, and thereafter isolating the lipid from the portion.

15	3.	The process of claim 2, wherein the pH of the growth medium is adjusted, prior to providing the growth medium to the bioreactor, to a value suitable for growth of the algal strain.

	4.	The process of claim 2, wherein the carbon dioxide is obtained from a combustion
20		exhaust.

	5.	The process of claim 4, wherein the combustion exhaust is obtained from a power generation process.

25	6.	An algal cultivation system comprising a plurality of substantially vertically-oriented substantially-tubular bioreactors, each fluidly connected to a mixing vessel configured to mix a gaseous product with an aqueous liquid, each bioreactor having a light source disposed in the lumen thereof for illuminating algae growing within the lumen.

30	7.	The system of claim 6, wherein the walls of the bioreactors are opaque and wherein at least a portion of the surface of the walls facing the lumen is substantially reflective.

8.	The system of claim 6, further comprising a device for displacing algae away from the surface of the light sources.

ABSTRACT

The disclosure relates to processes and apparatus for production of oil (lipids) from cultivated algae for use in production of fuels such as biodiesel. The processes and
5	apparatus involve substantially vertically-oriented bioreactors having a light source in the lumen thereof. A growth medium containing nutrients and carbon dioxide are provided to the lumen, and algae in that medium produce lipids when illuminated by the light source. The lipids can be obtained from algae harvested from the lumen (e.g., by ultrasound disintegration of the algal cells) and processed (e.g., by transesterification) to produce fuels.
10	Oxygen, algal biomass, and lipid-processing by-products (e.g., glycerol) can also be obtained from the process.

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